Agricore United™

RECEIVED

2005 JUN 15 A 8: 02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 13, 2005



05008953

Office of International Corporate Financ
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames: Agricore United

Re: ~~United Grain Growers Limited~~ – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Release of UGG dated:
   June 13, 2005 (Agricore United: Survey Shows Growers Need to Increase Crop Scouting)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

PROCESSED
JUN 15 2005
THOMSON
FINANCIAL

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com


Agricore
United

SURVEY SHOWS GROWERS NEED TO INCREASE CROP SCOUTING

June 13, 2005 (Winnipeg) - According to research conducted by Ipsos-Reid on behalf of Agricore United, many western Canadian grain producers may not be spending enough time scouting their fields during the growing season.

The research results also suggest that when growers do scout, they look primarily for weeds and do not pay enough attention to other yield robbers such as insects and diseases that could be affecting their crops.

In March of 2005, Ipsos-Reid asked growers across the Prairies to estimate the number of hours they spend scouting crops throughout the growing season. The survey results show that the number of hours spent scouting fields varies considerably by grower. For an 80-acre canola field, the average grower spends 6.5 hours scouting. However, 46 percent of growers spent two hours or less scouting the same size field.

Denise Maurice, Agricore United's Crop Protection Technical Development Manager, says typically an experienced field scout will take at least three hours per 80-acre field to effectively scout and diagnose weed, insect and disease issues.

"Growers should take the time to scout effectively. There's a great return on that investment when you are able to diagnose a problem and manage it effectively to eliminate or reduce crop yield loss," explains Maurice. She notes that if growers have only limited time to devote to scouting, they should focus on key periods during the growing season. These include: pre-seed; post-emergent; pre-application; post application; early heading/flowering; and pre-harvest.

The survey also revealed that when scouting, growers tend to narrow their focus on a single pest problem. Most often growers are specifically looking for weed problems (43 percent). Scouting specifically for insect infestations is the second most common scouting objective (30 percent). Maurice stresses that growers can inspect for weed, insect and disease problems during each field visit and effectively prevent serious economic impact on their crop.

The Ipsos-Reid Survey also indicated that 44 percent of growers seek no advice when diagnosing pest problems. Maurice notes that growers who feel they need assistance should contact their local agronomist, provincial ministry specialist or an Agricore United Customer Service Representative for help in diagnosing pest and other field problems.

Growers were questioned about their crop scouting practices as part of Ipsos-Reid's Canadian Farm Trends Survey, a syndicated study designed to track trends and attitudes of Canada's commercial producers. Results are based on responses from 317 telephone interviews with crop producers and are considered to be accurate within +/- 5.5 percent, 19 times out of 20. Fielding of this study was completed between March 1st and March 17th of this year.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

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For more information contact:
Radean Carter
Communications Coordinator
Agricore United
(204) 944-2238
rcarter@agricoreunited.com